FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2026.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-297506) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2026 (U.S. GAAP)

Date:	July 29, 2026
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Akihiro Koseki Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the three months ended June 30
	2025		2026
		% Change from June 30, 2024		% Change from June 30, 2025
Total revenue	1,156,588	(5.0%)	1,371,708	18.6%
Net revenue	523,315	15.2%	686,714	31.2%
Income before income taxes	160,282	55.7%	211,539	32.0%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	104,565	51.7%	145,561	39.2%
Comprehensive income	61,629	(67.4%)	176,502	186.4%
Basic-Net income attributable to NHI shareholders per share (Yen)	35.19		49.90
Diluted-Net income attributable to NHI shareholders per share (Yen)	34.04		48.34
Return on shareholders’ equity - annualized	12.0%		15.4%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At June 30
	2026	2026
Total assets	62,645,925	68,224,010
Total equity	3,854,915	3,993,713
Total NHI shareholders’ equity	3,707,868	3,834,275
Total NHI shareholders’ equity as a percentage of total assets	5.9%	5.6%
Total NHI shareholders’ equity per share (Yen)	1,277.99	1,311.94

2. Cash Dividends

			(Yen amounts)
	For the year ended March 31
	2026	2027	2027 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	27.00	—	Unconfirmed
At December 31	—	—	—
At March 31	24.00	—	Unconfirmed
For the year	51.00	—	Unconfirmed

Note: Fiscal year 2027 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2027”.

3. Earnings Forecasts for the year ending March 31, 2027

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: None

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards : None

  b)  Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2026	2026
Number of shares outstanding (including treasury stock)	3,088,562,601	3,088,562,601
Number of treasury stock	187,225,377	165,970,352

	For the three months ended June 30
	2025	2026
Average number of shares outstanding (year-to-date)	2,971,653,091	2,917,278,407

*Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

*Proper use of earnings forecasts, and other special matters

We voluntarily have engaged our independent auditor to conduct a review of the quarterly consolidated financial statements. We plan to release the quarterly financial statements with the accompanying review report on August 6, 2026.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Segment Information – Operating Segment	P. 10
(5) Significant Changes in Equity	P. 12
(6) Note with respect to the Assumption as a Going Concern	P. 13
(7) Note with respect to Consolidated Statements of Cash Flows	P. 13

3. Supplementary Information	P. 14

(1) Consolidated Statements of Income – Quarterly Comparatives	P. 14
(2) Business Segment Information – Quarterly Comparatives	P. 15
(3) Other	P. 16

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net revenue	523.3	686.7	31.2
Non-interest expenses	363.0	475.2	30.9

Income (loss) before income taxes	160.3	211.5	32.0
Income tax expense	52.8	55.4	4.9

Net income (loss)	107.5	156.1	45.3

Less: Net income (loss) attributable to noncontrolling interests	2.9	10.6	263.1

Net income (loss) attributable to NHI shareholders	104.6	145.6	39.2

Return on shareholders’ equity - annualized	12.0%	15.4%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 686.7 billion yen for the three months ended June 30, 2026, an increase of 31.2% from the same period in the prior year. Non-interest expenses increased by 30.9% from the same period in the prior year to 475.2 billion yen. Income before income taxes was 211.5 billion yen and net income attributable to NHI shareholders was 145.6 billion yen for the three months ended June 30, 2026.

 Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net revenue	523.4	681.2	30.1
Non-interest expenses	363.0	475.2	30.9

Income (loss) before income taxes	160.4	206.0	28.4

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2026 was 681.2 billion yen, an increase of 30.1% from the same period in the prior year. Non-interest expenses increased by 30.9% from the same period in the prior year to 475.2 billion yen. Income before income taxes increased by 28.4% to 206.0 billion yen for the three months ended June 30, 2026. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

 Operating Results of Wealth Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net revenue	105.8	145.4	37.5
Non-interest expenses	67.0	74.3	10.9

Income (loss) before income taxes	38.8	71.1	83.4

Net revenue increased by 37.5% from the same period in the prior year to 145.4 billion yen. Non-interest expenses increased by 10.9% to 74.3 billion yen. As a result, income before income taxes increased by 83.4% to 71.1 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net revenue	50.6	98.3	94.4
Non-interest expenses	29.0	53.3	83.6

Income (loss) before income taxes	21.5	45.0	109.0

Net revenue increased by 94.4% from the same period in the prior year to 98.3 billion yen. Non-interest expenses increased by 83.6% to 53.3 billion yen. As a result, income before income taxes increased by 109.0% to 45.0 billion yen. Assets under management were 156.4 trillion yen as of June 30, 2026.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net revenue	261.1	369.1	41.4
Non-interest expenses	219.2	275.8	25.8

Income (loss) before income taxes	41.9	93.3	122.7

Net revenue increased by 41.4% from the same period in the prior year to 369.1 billion yen. Non-interest expenses increased by 25.8% to 275.8 billion yen. As a result, income before income taxes increased by 122.7% to 93.3 billion yen.

 Operating Results of Banking

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net revenue	12.8	15.2	18.7
Non-interest expenses	9.2	11.6	25.8

Income (loss) before income taxes	3.6	3.6	0.6

Net revenue increased by 18.7% from the same period in the prior year to 15.2 billion yen. Non-interest expenses increased by 25.8% to 11.6 billion yen. As a result, income before income taxes increased by 0.6% to 3.6 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net revenue	93.2	53.1	(43.0)
Non-interest expenses	38.6	60.1	56.0

Income (loss) before income taxes	54.6	(7.0)	—

Net revenue was 53.1 billion yen. Loss before income taxes was 7.0 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2026 were 68,224.0 billion yen, an increase of 5,578.1 billion yen compared to March 31, 2026, mainly due to the increase in Trading assets. Total liabilities as of June 30, 2026 were 64,230.3 billion yen, an increase of 5,439.3 billion yen compared to March 31, 2026, mainly due to the increase in Trading liabilities. Total equity as of June 30, 2026 was 3,993.7 billion yen, an increase of 138.8 billion yen compared to March 31, 2026.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

Nomura’s quarterly consolidated financial statements, which comprise the consolidated balance sheet, consolidated statement of income, consolidated statement of comprehensive income and notes, have been prepared in accordance with Article 5, Paragraph 4 of the Tokyo Stock Exchange Inc. and Nagoya Stock Exchange Inc.’s Standards for the Preparation of Quarterly Financial Statements (the Standards) and accounting principles generally accepted in the United States, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards.

The quarterly consolidated financial statements herein have been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 22, 2026) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 22, 2026) for the year ended March 31, 2026.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2026	June 30, 2026	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,298,693	4,859,544	560,851
Time deposits	709,639	679,373	(30,266)
Deposits with stock exchanges and other segregated cash	640,642	620,598	(20,044)

Total cash and cash deposits	5,648,974	6,159,515	510,541

Loans and receivables:
Loans receivable	7,745,214	8,159,132	413,918
Receivables from customers	470,341	842,536	372,195
Receivables from other than customers	1,345,631	1,230,092	(115,539)
Allowance for credit losses	(18,381)	(18,857)	(476)

Total loans and receivables	9,542,805	10,212,903	670,098

Collateralized agreements:
Securities purchased under agreements to resell	13,210,236	13,936,728	726,492
Securities borrowed	4,339,659	4,915,734	576,075

Total collateralized agreements	17,549,895	18,852,462	1,302,567

Trading assets and private equity and debt investments:
Trading assets*	26,128,073	28,837,153	2,709,080
Private equity and debt investments*	214,014	232,273	18,259

Total trading assets and private equity and debt investments	26,342,087	29,069,426	2,727,339

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥ 600,417 million as of March 31, 2026 and ¥ 618,628 million as of June 30, 2026)	543,847	562,673	18,826
Non-trading debt securities*	761,267	848,257	86,990
Investments in equity securities*	123,191	133,397	10,206
Investments in and advances to affiliated companies*	535,402	544,644	9,242
Other	1,598,457	1,840,733	242,276

Total other assets	3,562,164	3,929,704	367,540

Total assets	62,645,925	68,224,010	5,578,085

*	Including securities pledged as collateral

Millions of yen
March 31, 2026	June 30, 2026	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,752,669	1,933,441	180,772
Payables and deposits:
Payables to customers	1,598,758	1,895,009	296,251
Payables to other than customers	3,432,040	3,536,626	104,586
Deposits received at banks	3,667,090	3,878,685	211,595

Total payables and deposits	8,697,888	9,310,320	612,432

Collateralized financing:
Securities sold under agreements to repurchase	15,233,838	16,108,510	874,672
Securities loaned	2,448,284	2,585,318	137,034
Other secured borrowings	384,156	386,081	1,925

Total collateralized financing	18,066,278	19,079,909	1,013,631

Trading liabilities	12,915,584	15,431,403	2,515,819
Other liabilities	1,813,635	1,723,659	(89,976)
Long-term borrowings	15,544,956	16,751,565	1,206,609

Total liabilities	58,791,010	64,230,297	5,439,287

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,088,562,601 shares as of March 31, 2026 and
3,088,562,601 shares as of June 30, 2026
Outstanding	-	2,901,337,224 shares as of March 31, 2026 and
2,922,592,249 shares as of June 30, 2026	594,493	594,493	—
Additional paid-in capital	706,261	663,809	(42,452)
Retained earnings	2,013,986	2,151,990	138,004
Accumulated other comprehensive income (loss)	548,221	566,939	18,718

Total NHI shareholders’ equity before treasury stock	3,862,961	3,977,231	114,270
Common stock held in treasury, at cost -
187,225,377 shares as of March 31, 2026 and
165,970,352 shares as of June 30, 2026	(155,093)	(142,956)	12,137

Total NHI shareholders’ equity	3,707,868	3,834,275	126,407

Noncontrolling interests	147,047	159,438	12,391

Total equity	3,854,915	3,993,713	138,798

Total liabilities and equity	62,645,925	68,224,010	5,578,085

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025(A)	June 30, 2026(B)
Revenue:
Commissions	100,606	128,178	27.4
Fees from investment banking	38,357	56,236	46.6
Asset management and portfolio service fees	92,855	162,054	74.5
Net gain on trading	142,239	230,292	61.9
Gain on private equity and debt investments	6,330	564	(91.1)
Interest and dividends	649,561	698,543	7.5
Gain (loss) on investments in equity securities	(377)	6,792	—
Other	127,017	89,049	(29.9)

Total revenue	1,156,588	1,371,708	18.6
Interest expense	633,273	684,994	8.2

Net revenue	523,315	686,714	31.2

Non-interest expenses:
Compensation and benefits	186,310	236,764	27.1
Commissions and floor brokerage	44,778	74,335	66.0
Information processing and communications	57,164	70,710	23.7
Occupancy and related depreciation	15,965	18,742	17.4
Business development expenses	6,992	8,500	21.6
Other	51,824	66,124	27.6

Total non-interest expenses	363,033	475,175	30.9

Income before income taxes	160,282	211,539	32.0
Income tax expense	52,808	55,416	4.9

Net income	107,474	156,123	45.3

Less: Net income attributable to noncontrolling interests	2,909	10,562	263.1

Net income attributable to NHI shareholders	104,565	145,561	39.2

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	35.19	49.90	41.8

Diluted-
Net income attributable to NHI shareholders per share	34.04	48.34	42.0

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025(A)	June 30, 2026(B)
Net income	107,474	156,123	45.3
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(40,858)	41,185	—
Deferred income taxes	1,258	(912)	—

Total	(39,600)	40,273	—

Defined benefit pension plans:
Pension liability adjustment	(4,197)	(3,387)	—
Deferred income taxes	(3)	336	—

Total	(4,200)	(3,051)	—

Non-trading debt securities:
Net unrealized gain on non-trading debt securities	565	330	(41.6)
Deferred income taxes	(178)	(104)	—

Total	387	226	(41.6)

Own credit adjustments:
Own credit adjustments	(3,880)	(18,746)	—
Deferred income taxes	1,448	1,677	15.8

Total	(2,432)	(17,069)	—

Total other comprehensive income (loss)	(45,845)	20,379	—

Comprehensive income	61,629	176,502	186.4
Less: Comprehensive income attributable to noncontrolling interests	3,347	12,223	265.2

Comprehensive income attributable to NHI shareholders	58,282	164,279	181.9

(4) Segment Information – Operating Segment

Nomura’s Chief Operating Decision Maker is the Executive Management Board (the “EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments. The EMB reviews business segment results including Net revenue, Non-interest expenses, and Income before income taxes on a regular basis. The EMB uses these measures along with certain segment-specific Key Performance Indicators (KPIs) and budgets to evaluate segment performance and to make key operating decisions, including resource and capital allocations. Business segments’ information on total assets is not disclosed as EMB does not consider such information for its operating decisions and therefore, it is not reported.

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net revenue

Business segment information:
Wealth Management	105,796	145,417	37.5
Investment Management	50,574	98,314	94.4
Wholesale	261,072	369,097	41.4
Banking	12,845	15,244	18.7

Subtotal	430,287	628,072	46.0
Other	93,160	53,105	(43.0)

Net revenue	523,447	681,177	30.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(132)	5,537	—

Net revenue	523,315	686,714	31.2

Non-interest expenses (*1)

Business segment information:
Wealth Management	67,041	74,341	10.9
Investment Management	29,047	53,327	83.6
Wholesale	219,164	275,769	25.8
Banking	9,231	11,608	25.8

Subtotal	324,483	415,045	27.9
Other	38,550	60,130	56.0

Non-interest expenses	363,033	475,175	30.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	363,033	475,175	30.9

Income (loss) before income taxes

Business segment information:
Wealth Management	38,755	71,076	83.4
Investment Management	21,527	44,987	109.0
Wholesale	41,908	93,328	122.7
Banking	3,614	3,636	0.6

Subtotal	105,804	213,027	101.3
Other (*2)	54,610	(7,025)	—

Income (loss) before income taxes	160,414	206,002	28.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(132)	5,537	—

Income (loss) before income taxes	160,282	211,539	32.0

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net gain (loss) related to economic hedging transactions	1,067	(2,045)	—
Realized gain (loss) on investments in equity securities held for operating purposes	5	1,190	—
Equity in earnings of affiliates	12,321	10,492	(14.8)
Corporate items	(11,637)	(15,964)	—
Other	52,854	(698)	—

Total	54,610	(7,025)	—

(5) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2026
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	706,261
Stock-based compensation awards	(42,439)
Changes in an affiliated company’s interests	(13)

Balance at end of period	663,809

Retained earnings
Balance at beginning of year	2,013,986
Net income attributable to NHI shareholders	145,561
Loss on disposal of treasury stock	(7,557)

Balance at end of period	2,151,990

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	550,501
Net change during the period	38,612

Balance at end of period	589,113

Defined benefit pension plans
Balance at beginning of year	(122)
Pension liability adjustment	(3,051)

Balance at end of period	(3,173)

Non-trading debt securities
Balance at beginning of year	(3,362)
Net unrealized gain on non-trading debt securities	226

Balance at end of period	(3,136)

Own credit adjustments
Balance at beginning of year	1,204
Own credit adjustments	(17,069)

Balance at end of period	(15,865)

Balance at end of period	566,939

Common stock held in treasury
Balance at beginning of year	(155,093)
Repurchases of common stock	(18,526)
Sale of common stock	0
Common stock issued to employees	30,663

Balance at end of period	(142,956)

Total NHI shareholders’ equity

Balance at end of period	3,834,275

Noncontrolling interests
Balance at beginning of year	147,047
Net change during the period	12,391

Balance at end of period	159,438

Total equity

Balance at end of period	3,993,713

(6) Note with respect to the Assumption as a Going Concern

Not applicable.

(7) Note with respect to Consolidated Statements of Cash Flows

The following table shows depreciation and amortization for the three months ended June 30, 2025 and 2026.

	Millions of yen
	For the three months ended
	June 30, 2025	June 30, 2026
Depreciation and amortization	15,407	21,715

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2026
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026(A)	June 30, 2026(B)	(B-A)/(A)
Revenue:
Commissions	100,606	105,049	119,204	130,430	128,178	(1.7)	455,289
Fees from investment banking	38,357	44,554	59,045	58,592	56,236	(4.0)	200,548
Asset management and portfolio service fees	92,855	102,487	122,664	150,594	162,054	7.6	468,600
Net gain on trading	142,239	171,944	190,742	191,969	230,292	20.0	696,894
Gain on private equity and debt investments	6,330	4,370	1,564	340	564	65.9	12,604
Interest and dividends	649,561	652,830	712,469	654,780	698,543	6.7	2,669,640
Gain (loss) on investments in equity securities	(377)	4,365	4,488	4,590	6,792	48.0	13,066
Other	127,017	75,614	17,752	21,462	89,049	314.9	241,845

Total revenue	1,156,588	1,161,213	1,227,928	1,212,757	1,371,708	13.1	4,758,486
Interest expense	633,273	645,751	676,173	635,576	684,994	7.8	2,590,773

Net revenue	523,315	515,462	551,755	577,181	686,714	19.0	2,167,713

Non-interest expenses:
Compensation and benefits	186,310	195,079	220,739	227,374	236,764	4.1	829,502
Commissions and floor brokerage	44,778	47,191	53,997	75,891	74,335	(2.1)	221,857
Information processing and communications	57,164	59,202	63,516	68,557	70,710	3.1	248,439
Occupancy and related depreciation	15,965	17,283	17,853	20,422	18,742	(8.2)	71,523
Business development expenses	6,992	7,272	9,993	9,422	8,500	(9.8)	33,679
Other	51,824	52,790	50,436	67,842	66,124	(2.5)	222,892

Total non-interest expenses	363,033	378,817	416,534	469,508	475,175	1.2	1,627,892

Income before income taxes	160,282	136,645	135,221	107,673	211,539	96.5	539,821
Income tax expense	52,808	40,852	40,675	31,104	55,416	78.2	165,439

Net income	107,474	95,793	94,546	76,569	156,123	103.9	374,382

Less: Net income attributable to noncontrolling interests	2,909	3,715	2,993	2,636	10,562	300.7	12,253

Net income attributable to NHI shareholders	104,565	92,078	91,553	73,933	145,561	96.9	362,129

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	35.19	31.34	31.21	25.29	49.90	97.3	123.08

Diluted-
Net income attributable to NHI shareholders per share	34.04	30.49	30.19	24.34	48.34	98.6	118.99

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026(A)	June 30, 2026(B)	(B-A)/(A)	March 31, 2026
Net revenue

Business segment information:
Wealth Management	105,796	116,475	132,488	133,147	145,417	9.2	487,906
Investment Management	50,574	60,825	60,906	86,211	98,314	14.0	258,516
Wholesale	261,072	279,183	313,899	308,075	369,097	19.8	1,162,229
Banking	12,845	12,851	13,696	14,526	15,244	4.9	53,918

Subtotal	430,287	469,334	520,989	541,959	628,072	15.9	1,962,569
Other	93,160	44,366	28,107	31,240	53,105	70.0	196,873

Net revenue	523,447	513,700	549,096	573,199	681,177	18.8	2,159,442

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(132)	1,762	2,659	3,982	5,537	39.1	8,271

Net revenue	523,315	515,462	551,755	577,181	686,714	19.0	2,167,713

Non-interest expenses(*1)

Business segment information:
Wealth Management	67,041	70,952	73,988	71,901	74,341	3.4	283,882
Investment Management	29,047	30,114	42,967	68,091	53,327	(21.7)	170,219
Wholesale	219,164	226,043	251,610	264,845	275,769	4.1	961,662
Banking	9,231	9,671	9,521	11,479	11,608	1.1	39,902

Subtotal	324,483	336,780	378,086	416,316	415,045	(0.3)	1,455,665
Other	38,550	42,037	38,448	53,192	60,130	13.0	172,227

Non-interest expenses	363,033	378,817	416,534	469,508	475,175	1.2	1,627,892

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	363,033	378,817	416,534	469,508	475,175	1.2	1,627,892

Income (loss) before income taxes

Business segment information:
Wealth Management	38,755	45,523	58,500	61,246	71,076	16.1	204,024
Investment Management	21,527	30,711	17,939	18,120	44,987	148.3	88,297
Wholesale	41,908	53,140	62,289	43,230	93,328	115.9	200,567
Banking	3,614	3,180	4,175	3,047	3,636	19.3	14,016

Subtotal	105,804	132,554	142,903	125,643	213,027	69.5	506,904
Other (*2)	54,610	2,329	(10,341)	(21,952)	(7,025)	—	24,646

Income (loss) before income taxes	160,414	134,883	132,562	103,691	206,002	98.7	531,550

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(132)	1,762	2,659	3,982	5,537	39.1	8,271

Income (loss) before income taxes	160,282	136,645	135,221	107,673	211,539	96.5	539,821

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2026
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026(A)	June 30, 2026(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	1,067	(166)	(975)	(2,866)	(2,045)	—	(2,940)
Realized gain (loss) on investments in equity securities held for operating purposes	5	2,209	1,129	6	1,190	—	3,349
Equity in earnings of affiliates	12,321	12,448	17,642	(5,959)	10,492	—	36,452
Corporate items	(11,637)	(15,181)	(9,630)	(5,534)	(15,964)	—	(41,982)
Other	52,854	3,019	(18,507)	(7,599)	(698)	—	29,767

Total	54,610	2,329	(10,341)	(21,952)	(7,025)	—	24,646

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/en/company/group/nsc/nsc/main/0112/teaserItems2/0/linkList/0/link/2027_1q.pdf